UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rayyan Systems, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 14, 2020

Physical address of issuer
1 Broadway, 14th Floor, Cambridge, MA 02142

Website of issuer
https://www.rayyan.ai

Name of co-issuer
Rayyan Systems I

Legal status of co-issuer

       Form
       Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 7, 2021

Physical address of co-issuer
4104 24TH ST, PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$100,032.00	$245,552.00
Cash & Cash Equivalents	$28,295.00	$198,104.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,318.00	$8,177.00
Long-term Debt	$377.00	$377.00
Revenues/Sales	$31,288.00	$1,469.00
Cost of Goods Sold	$3,167.00	$273.00
Taxes Paid	$0.00	$0.00
Net Income	-$0.60	-$0.44

<center>**July 24, 2023**</center>

<center>**FORM C-AR**</center>

<center>**Rayyan Systems, Inc.**</center>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Rayyan Systems, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.rayyan.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rayyan Systems, Inc. (the "Company") is a Delaware Corporation, formed on December 14, 2020.

The Company is located at 1 Broadway , 14th Floor, Cambridge, MA 02142.

The Company's website is https://www.rayyan.ai.

The information available on or through our website is not a part of this Form C-AR.

Rayyan Systems I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on May 7, 2021.

The Co-Issuer is located at 4104 24TH ST, PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Rayyan is a freemium SaaS subscription research collaboration platform that saves researchers time finding and producing evidence to support all types of evidence-based research.

RISK FACTORS

Risks Related to the Company's Business and Industry

Business Model Risk - *The primary risk is successfully monetizing our platform. Our strategy is to offer freemium services at the lowest price point in the industry that will be attractive to the largest segments of users, where users are allowed to try before they buy and where premium features and upgrade triggers will exist across the workflow.*

***Financial Risk** - After monetization, the balance of risk is achieving breakeven or securing follow on funding to continue to grow users and revenues until the company is profitable or is sold.*
Until breakeven is achieved, the company will be dependent on third party financing.

***Execution Risk** - The company must still execute on its strategy and will need the services of a capable management team and 3rd party vendors.*
The inability to attract or retain talent is always a risk for early stage companies with limited resources.

***Competitive Risk** - There is always the possibility that larger players could enter the market, however unlikely it might be.*
Market entry by larger players may also take place via acquisition, however, providing an opportunity to get acquired.

***Supplier Risk** - The company relies on a technology license for key components of its software.*
A loss of access to the licensed technology would jeopardize the ability of the company to continue to offer its services. The company has the legal right to buy-out the licensed technology to avoid this potential liability altogether for $1million. The company will need the financial resources to exercise this buy out. Furthermore, the technology provider is a shareholder in the company which provides them with an interest in the success of the company.

***COVID-19 Risk** - Rayyan has been used by research teams around the world to produce hundreds of systematic reviews related to COVID-19 and in an effort to support those efforts Rayyan hosts a copy of the COVID-19 data set which consists of nearly 500,000 references.*
Despite this, the effects of COVID-19 on businesses is unpredictable and therefore may pose a risk to any business.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

***SAFE risk** - The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to*
sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company. if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the

Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together

with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related Q:arties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Rayyan is a freemium SaaS subscription research collaboration platform that saves researchers time finding and producing evidence to support all types of evidence based research.

Business Plan - The Company

In 5 years, the company hopes to generate $50 million in annual recurring revenue and aims to be the largest community of practice of its kind for primarily biomedical researchers.

Business Plan - The Co-Issuer

Rayyan Systems I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;

- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Rayyan Systems	AI assisted data extraction and synthesis tool that helps researchers reduce the time they spend systematically reviewing research papers, and to extract greater knowledge and value from unstructured, human readable repositories of data.	Education

The company hopes to generate $50 million in annual recurring revenue. We are continuing the development of our platform.

Rayyan is available as a web and mobile application via direct subscription or Google Play or the Apple App Store.

Competition

The Company's primary competitors are Evidence Partners, Covidence.

The Company is a pioneer and leader in its space and occupies a leading position in the market represented by its significant marketshare and established brand. The market for the Company's products and services is large and growing and is characterized by fewer dominant solutions with other minor entrants attempting to establish themselves. Differences in business models are driving competition in different directions, altering the competitive landscape. The rapid pace of change in relevant technologies suggests that increasingly competitive solutions can proliferate with greater ease leading to the potential for greater commoditization of technologies today considered advanced. The Company is charting its own course to pursue a category defining solution to remain differentiated with the evolution of the competitive landscape and proliferation of technologies. Product quality, price and performance represent differentiating factors today along with an established brand trusted by the market which offers an advantage over newer entrants.

Supply Chain and Customer Base

As a provider of Software as a Service, our principal inputs include the software we develop and the infrastructure we use to deliver our solution globally. Principal suppliers of infrastructure include or have included Microsoft, Amazon, Google and IBM cloud services, and software developers contracted or employed to work on our products and services. We also have a technology license with global exclusivity for some of our core technology over which we maintain an unqualified buyout right in the event we want to acquire it outright.

The Company's customers are primarily researchers and research organizations which include public, private, academic and not-for-profit organizations of all sizes.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
18/136,523	CLASSIFICATION PROCESS SYSTEMS AND METHODS	This present invention relates generally to systems and methods for automated and/or semi-automated classification of research data.	April 19, 2023		United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Qatar Foundation	Rayyan Systems, Inc.	Global exclusivity with an unqualified buyout right of the underlying IP.	

Governmental/Regulatory Approval and Compliance

We are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1 Broadway , 14th Floor, Cambridge, MA 02142

The Company has the following additional addresses:

The Company conducts business in the United States and Canada, and sells its solutions globally.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert G. Ayan II

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & President; 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Rayyan Systems, Inc., December 14, 2020 to Present

Education

MIT Sloan School of Management Master of Business Administration (MBA), Information Technology and Business Boston University - School of Management BSBA, Management Information Systems, Computer Science Boston Latin School

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert G. Ayan II

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & President; 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Rayyan Systems, Inc., December 14, 2020 to Present

Education

MIT Sloan School of Management Master of Business Administration (MBA), Information Technology and Business Boston University - School of Management BSBA, Management Information Systems, Computer Science Boston Latin School

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 3 employees in Massachusetts, Florida, and Canada.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Robert G. Ayan II	Employment	December 14, 2020	
Hossam Hammady	Employment	January 26, 2021	
Ray L. Peru	Employment	May 15, 2023	

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has zero employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,454,895
Voting Rights	Yes
Anti-Dilution Rights	4% of shares have an anti-dilution provision on the first $2.5 million in capital raised from a technology licensor
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Robert G. Ayan II
Amount outstanding	$377.00
Interest rate and payment schedule	0.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $377.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	56	$345,650.00	General operations	May 7, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)	6	$42,500.00	General operations	March 20, 2023	Regulation CF
Convertible Notes	1	$120,000.00	General operations	February 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	4	$664,000.00	General operations	May 2, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	4	$235,000.00	General operations	January 9, 2023	Section 4(a)(2)

Ownership of the Company

A majority of the Company is owned by Robert G. Ayan II.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robert G. Ayan II	80.4%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$30,230.00	-$649,307.00	$0.00

Operations

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

The Company has plans to hire one or more salespeople to expand B2B sales and increase the marketing of its solution directly to end users to increase B2C sales.

Liquidity and Capital Resources

On May 19, 2021 the Company conducted an offering pursuant to Regulation CF and raised $345,650.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company is raising additional capital from investors, using financial instruments such as Convertible Notes and SAFEs, that may convert to equity.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Robert G. Ayan II
Relationship to the Company	Founder
Total amount of money involved	$377.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Robert G. Ayan II
Relationship to the Company	CEO / Founder
Total amount of money involved	$120,000.00
Benefits or compensation received by related person	5% interest or conversion to equity
Benefits or compensation received by Company	Use of the capital
Description of the transaction	Convertible Note

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



_____
(Signature)

Robert G. Ayan II
_____
(Name)

CEO & President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Robert G. Ayan II
(Name)

CEO & President
(Title)

July 24, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Rayyan Systems, Inc.

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2022 and 2021

Rayyan Systems, Inc.

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

DECEMBER 31, 2022 and 2021

TABLE OF CONTENTS

Page

Blumstein & Capparelli, CPAs LLP

Wade H. Blumstein, CPA
Wade@wblccpas.com

Lisa M. Capparelli, CPA
Lisa@wblccpas.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rayyan Systems, Inc.
Cambridge, MA

We have reviewed the accompanying financial statements of Rayyan, Systems, Inc. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of income (loss) and comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Rayyan Systems, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Blumstein & Capparelli CPAs LLP

Blumstein & Capparelli, CPAs LLP

Wantagh, NY

July 11, 2023

1476 Blue Spruce Lane
Wantagh, NY 11793
www.wblccpas.com

Rayyan Systems, Inc.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Current assets:		
Cash and cash equivalents	$ 28,295	$ 198,104
Prepaid taxes	476	139
Other current assets	7,312	11,344
Total current assets	36,083	209,587
Other assets:		
Software development, net	63,949	35,966
Total assets	100,032	245,553
Current liabilities:		
Accrued Expenses	14,308	13,185
Deferred revenue	23,762	11,310
Total current liabilities	38,070	24,495
Noncurrent liabilities:		
Convertible note	439,367	440,030
Note payable to shareholder	246	377
Total noncurrent liabilities	439,613	440,407
Total liabilities	477,683	464,902
Shareholders' equity:		
Common stock, $.0001 par value, 10,000,000 shares authorized, 9,308,895 shares issued and outstanding	1,515	200,990
SAFE convertibles securities	664,000	24,000
Accumulated other comprehensive gain	42,228	19,130
Accumulated deficit	(1,085,393)	(463,469)
Total shareholders' equity	(377,651)	(219,349)
Total liabilities and shareholders' equity	$ 100,032	$ 245,553

See independent accountant's review report and accompanying notes to financial statements.

2

Rayyan Systems, Inc.
Statements of Income(Loss) and Comprehensive Income
For the years ended December 31, 2022 and 2021

	2022	2021
Revenues	$ 31,288	$ 1,469
Cost of revenues	3,167	273
Gross profit	28,120	1,196
Operating expenses		
Sales and marketing	31,532	26,054
General and administrative	620,621	438,933
Total operating expenses	652,153	464,987
Net operating loss	(624,033)	(463,791)
Other income		
Interest income	1	233
Other income	2,108	466
Total other income	2,109	699
Net loss	(621,924)	(463,092)
Other comprehensive income		
Foreign currency translation adjustments	23,098	19,130
Total other comprehensive income	23,098	19,130
Total comprehensive income	$ (598,827)	$ (443,962)

See independent accountant's review report and accompanying notes to financial statements.

3

Rayyan Systems, Inc.
Statements of Shareholders' Equity
December 31, 2022 and 2021

	Common Stock	SAFE Convertible Notes	Accumulated other Comprehensive Income	Accumulated Deficit	Total
Balance as of January 1, 2021	$760			($377)	$383
Issuance of common stock	200,230				200,230
Issuance of SAFE convertible notes		24,000			24,000
Comprehensive income			19,130		19,130
Net loss				(463,092)	(463,092)
Balance as of December 31, 2021	$200,990	$24,000	$19,130	($463,469)	($219,349)
Reclassification to SAFE notes	(199,475)	-	-	-	(199,475)
Issuance of SAFE convertible notes	-	640,000	-	-	640,000
Comprehensive income	-	-	23,098	-	23,098
Net loss	-	-	-	(621,924)	(621,924)
Balance as of December 31, 2022	$1,515	$664,000	$42,228	($1,085,393)	($377,651)

See independent accountant's review report and accompanying notes to financial statements.

4

Rayyan Systems, Inc.
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (598,827)	$ (443,962)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Amortization	14,949	-
(Increase) decrease in:		
Prepaid expenses	(337)	(139)
Other current assets	4,031	(11,344)
Increase in:		
Accrued expenses	462	13,184
Deferred revenue	12,451	11,310
Net cash used by operating activities	(567,270)	(430,951)
Cash flows from investing activities		
Software development costs	(42,932)	(35,965)
Net cash used by investing activities	(42,932)	(35,965)
Cash flows from financing activities		
Repayment shareholder loan	(131)	-
Reclassification of common stock	(199,475)	-
Issuance of convertible note	-	440,030
Issuance of common Stock	-	200,230
Issuance of SAFE convertible notes	640,000	24,000
Net cash provided by financing activities	440,394	664,260
Net (decrease) increase in cash and cash equivalents	(169,808)	197,344
Cash and cash equivalents, beginning of year	198,104	760
Cash and cash equivalents, end of year	$ 28,295	$ 198,104
Supplemental disclosures:		
Taxes paid:	$1,403	$1,161

See independent accountant's review report and accompanying notes to financial statements.

5

Note 1 – Summary of Significant Accounting Policies:

Description of the Company:

Rayyan Systems Inc. (which may be referred to as the "Company," "we," "us," or "our") was registered in Delaware on December 14, 2020. The Company provides its customers with a research collaboration platform that they use for systematic literature reviews. The Company empowers customers to work remotely and collaborate with a distributed research team.

During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities, if and when such can be realized.

Basis of Accounting:

The accounting and reporting policies and the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized in the period in which they are earned, and expenses are recognized in the period in which they are incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties:

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk:

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents:

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, and 2021, the Company had $ 28,295 and $198,104 in cash respectively.

Receivables and Credit Policy:

The Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balance. Accounts receivables are written off when they are determined to be uncollectible.

Intangibles:

Intangible assets deemed to have indefinite lives are not amortized but are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset.

Fair Value of Financial Instruments:

The Company's financial instruments are cash and cash equivalents. The recorded values of cash and cash equivalents approximate fair values based on their short-term nature.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Under this method, deferred

tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. The determination of current and deferred income taxes is a critical accounting estimate which is based on complex analyses of many factors including interpretation of federal and state income tax laws; the evaluation of uncertain tax positions; differences between the tax and financial reporting bases of assets and liabilities (temporary differences); estimates of amounts due or owed, such as the timing of reversal of temporary differences; and current financial accounting standards. Additionally, there can be no assurance that estimates and interpretations used in determining income tax liabilities will not be challenged by federal and state taxing authorities. Actual results could differ significantly from the estimates and tax law interpretations used in determining the current and deferred income tax liabilities. The Company believes that it has appropriate support for the positions taken on its tax returns. Therefore, as of December 31, 2022, the unrecognized tax benefits accrual was zero.

The company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2022, and 2021 no penalties were incurred.

Revenue Recognition:

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling "sets" to its software. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. For the year ending December 31, 2022, and 2021 the Company had deferred revenue of $23,762 and $11,310 for orders that have been paid but the performance obligations have not been met. For the period ending December 31, 2022, and 2021 the Company recognized $31,288 and $1,469 in revenue.

Organizational Costs:

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising:

The Company expenses advertising costs as they are incurred. Such costs approximated $31,532 and $26,054 for the years ended December 31, 2022, and 2021 respectively.

Reclassification:

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on net income.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021, for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*):* *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

Notes 2 – Intangible Assets:

Internally developed computer software includes technical consulting fees. Software costs are being amortized using the straight –line method over five years. Amortization expense was $14,949 and $0 for the year ended December 31, 2022, and 2021 respectively. The Company's intangible assets consisted of the following at December 31:

	2022	2021
Software development	$ 78,898	$35,966
Less accumulated amortization	(14,949)	-
Net	$ 63,949	$35,966

Note 3 -SAFE Agreements:

The Company accounts for the SAFE agreements under ASC 480 (*Distinguishing Liabilities from Equity)*, which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31st, 2022, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments or reflected in income for the year ended December 31st, 2022, and 2021 respectively.

The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $640,000 and $24,000 in 2022 and 2021 respectively. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing"). The balances as of December 31st, 2022, and 2021 were $664,000 and $24,000 respectively. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction

with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

Note 4 – Note Payable to Stockholder:

There is a note payable due to a shareholder. The balance for the period ended December 31, 2022, and 2021 was $246 and $377 respectively. This amount has no interest rate or specified maturity date.

Note 5 – Income Taxes:

The Company for tax purposes is treated as a corporation and files federal form 1120. The 2022 and 2021 1120 corporate tax return was filed on March 2, 2023, and October 12, 2022, respectively.

Note 6 – Going Concern:

These financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company began in 2020 and has established its presence and operations in the United States. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 7 – Equity Based Compensation:

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including members, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

Note 8 – Commitments and Contingencies:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31st, 2022.

Note 9 – Subsequent Events:

In 2023 prior to the issuance of the financial statements the company issued convertible instruments totaling $397,500 of which $120,000 are convertible notes and $277,500 are SAFEs. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital when the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity financing"). Additionally, the company filed their full patent application.

Management has evaluated subsequent events through July 11, 2023, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.